SINO PAYMENTS, INC.

7/F, Darton Tower

142 WaiYip Street, Kwun Tong, Kowloon, Hong Kong

Telephone:  (852) 2950 4288

November 17, 2015

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

SINO PAYMENTS, INC.

SEC FILE#: 000-53537

RESPONSE TO SEC COMMENTS ON FORM 10-K ANNUAL REPORT FOR

FISCAL YEAR ENDED DECEMBER 31, 2014

BY FAX: EDGAR CORRESPOND/UPLOAD

Dear Ms. Murphy and Mr. Mastrianna:

This letter is the response to the Comment Letter, dated November 13, 2015, from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the Form 10-K Annual Report by SINO Payments, Inc. for its fiscal year ended December 31, 2014.

Please contact our U.S. outside legal counsel, Paul W. Richter, at (804) 644-2182 (Richmond, Virginia) or at prosage@comcast.net with any questions or concerns, or with any further comments.  Thank you for your consideration in this matter.

1.

SEC COMMENT:

Item 1. Business. Overview

History of Sino Payments, Inc., page 5

1.

We note your statement that “[a]s of the date of this Annual Report on Form 10-K, we still have not implemented any IP processing services to any customer.” We further note your intention to integrate and develop your IP business with the IT and systems development businesses of your VEI CHN subsidiary. It does not appear however, that your IP business or your Global Processing Platform were substantively developed prior to your acquisition of VEI CHN. Please update your business disclosure to more accurately describe the current state of your business operations with an emphasis on specific products or services that you have sold or monetized in the reportable period.

Company Response:  The Amendment Number One (“Amendment”) to the Form 10-K Annual Report for the fiscal year ended December 31, 2014 contains an updated business disclosure on current state of Sino Payments, Inc.’s (“Company”) business operations with emphasis on specific products or services, which disclosure is contained in pages 6.

2.

SEC Comment:

History of Value Exchange Int’l (China) Limited, page 6

2.

Please provide a more detailed description of your individual products and services within your IT business. For example, please describe the actual services provided to customers as part of your POS Retalix system.

Company Response:  The requested disclosure is contained in pages 6 to 8 of the Amendment.

3.

SEC Comment:

Regulations

The 2012 JOBS Act, page 9

3.

Please provide a more detailed discussion of your legal conclusion that Sino Payments, Inc. is an Emerging Growth Company as defined by the Jumpstart Our Business Startups Act of 2012. We note that you filed a registration statement (as China Soaring, Inc.) on Form SB-2 under the Securities Act of 1933 that became effective on November 28, 2007 and that sales were made pursuant to this same registration statement.

Company Response:  Upon a further review of Company records, we have corrected the disclosures about Emerging Growth Company to state that we do not qualify as an Emerging Growth Company, which disclosures are contained in pages 18 of the Amendment.

4.

SEC Comment:

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, page 19

4.

We note your references to your common stock being currently quoted on the OTC Bulletin Board. It appears however, that your stock is only quoted on the OTC Pink. Please clarify as necessary throughout.

Company Response:  We have made the requested corrections in the Amendment on pages 20.

5.

SEC Comment:

Dividend Policy

5.

Please state the frequency and amount of any cash dividends declared in the two most recently completed fiscal years and in subsequent interim periods of fiscal year 2015. We note that you declared dividends totaling $234,359 for the fiscal year ended December 31, 2013.

Company Response:  The requested disclosures are set forth on pages 20 of the Amendment.

6.

SEC Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Our Business, page 20

6.

Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding your integration of your IP and IT businesses format and your overall future business operations. Please refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350. Please also remove duplicative passages that appear to be identical to disclosures placed elsewhere in your registration statement.

Company Response:  The requested disclosures and deletions have been made in the Amendment – See pages 22 to 24.

7/8.

SEC Comments:

Comparison of Year Ended December 31, 2014 and 2013, page 22

7.

Please revise and expand your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute an increase in net revenues to “the recapitalization of the Company” and attribute increased general and administrative expenses to “an increase in staff cost.” However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

8.

Please revise to include a complete discussion of 2014 results of operations for VEI CHN compared to 2013 results of operations for VEI CHN, since the acquisition of VEI CHN was a reverse merger and VEI CHN was the accounting acquirer.

Company Response:  The requested disclosures in Item #7 and #8 are set forth in the Amendment on pages 25 to 26.

9.

SEC Comments

Financial Statements

9.

We note on page F-8 that the acquisition with VEI CHN was a reverse merger. Since you have accounted for the transaction as a recapitalization of VEI CHHN, please revise the financial statements to include the audited financial statements of VEI CHN for 2013 rather than the financial statements of Sino Payments prior to the reverse merger. Please also revise the description of the reverse merger on page F-8 to state that the financial statements are those of VEI CHN for all periods presented. Please also revise the amounts for 2013 in the notes to the financial statements accordingly.

Company Response:  The financial statements and corresponding notes to financial statements have been revised as requested, and are set forth in the Amendment on pages from F-3 to F-28.

10.

SEC Comment

Financial Statements

10.

Refer to the risk factor for Going Concern Qualification expressed by our Auditors on page 10. We note that you state that your auditors included a going concern qualification for fiscal year 2014. Please revise to integrate the inclusion of the financial statements of VEI CHN for all periods presented in response to the comment above. Also, please provide a Report of Independent Registered Public Accounting Firm to cover each of the two years in the period ended December 31, 2014 and which includes the prior operations of VEI CHN for 2013.

Company Response: The auditors included a going concern qualification for fiscal year 2013, rather than 2014. Since the financial statements as of year ended December 31, 2013 have been retroactive restated to include the operations of VEI CHN for 2013, the going concern qualification is no longer applicable. Therefore, the Going Concern Qualification has been deleted in the Amendment No. 1.  A Report of Independent Registered Public Accounting Firm to cover each of the two years for the period ended December 31, 2014 and the retroactive restated operations of VEI CHN for December 31, 2013 are set forth in the Amendment on pages from F-2.

11.

SEC Comment

Note 1 – Organization and description of business, page F-8

11. Refer to the disclosure for Going Concern on page F-9. Please revise accordingly after the financial statements are revised to include the operations of VEI CHN for all periods presented.

Company Response:  The Going Concern Qualification has been deleted in the Amendment No. 1 to reflect the retroactive restated operations of VEI CHN.

12.

SEC Comment:

Forms 10-Q for the Fiscal Quarters Ended March 31, 2015, June 30, 2015 and September 30, 2015

12.

Please file all interim reports for 2015 pursuant to Article 10 of Regulation S-X.

Company Response:  The Form 10-Q reports for 2015 were filed with the Commission on December 7, 2015.

The Company hereby acknowledges:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

End of Company Response.

Sincerely,

/s/ Kenneth Tan

Kenneth Tan, Chief Executive Officer

cc:

PW Richter, PW Richter plc

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